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Exhibits

4.27	Press Release dated November 15, 2002 — Antamina Copper-Zinc Mine experienced MudFlow

Exhibit 4.27

Compania Minera Antamina

Press Release	Lima, November 15th, 2002

Antamina Copper-Zinc Mine experienced MudFlow

 — Concentrate Production Not Impacted —

Lima, Peru; November 15, 2002 — Compania Minera Antamina reported today that its copper-zinc mine experienced a mudflow within the open pit on November 6, 2002. The incident occurred in an area where the mine is in the process of removing waste material and sediment from an old lake bottom.

Sadly, an employee, who was operating a tractor in the area, was killed in the event. In addition, several pieces of heavy-equipment including a shovel, haul truck and two drills were also surrounded by the mudflow. Salvage operations are underway to recover the mining equipment.

The mudflow was mainly composed of sediments originally forming the bottom of a small lake, which had been drained during the preproduction period. It is estimated that the mudflow was 240 thousand cubic metres in volume, and was contained within the pit by rock berms.

Mine operations were re-established within 24 hours of the incident. No major impacts on concentrate production occurred or are foreseen. CMA is conducting a thorough investigation of the incident.

The Antamina copper and zinc mine is located in the District of San Marcos (Huari), Department of Ancash, Peru. It is owned 33.75% by BHP Billiton, 33.75% by Noranda Inc., 22.5% by Teck Cominco Limited and 10% by Mitsubishi Corporation.

For further information please contact:

Carlos Oviedo, coviedo@antamina.com
Gonzalo Quijandría, gquijandria@antamina.com
Tel: (51-1) 217 3073

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Antamina Copper-Zinc Mine experienced MudFlow — Concentrate Production Not Impacted —